

April 3, 2009

Mr. Sterling H. McDonald
Chief Financial Officer
Evolution Petroleum Corporation
2500 CityWest Blvd., Suite 1300
Houston, Texas 77042

> **Re:**   **Evolution Petroleum Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2008**
> **Filed September 24, 2008**
> **Amended Schedule 14A**
> **Filed November 4, 2008**
> **Response Letter Filed March 25, 2009**
> **File No. 1-32942**

Dear Mr. McDonald:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2008

General

1.   We note your response to our prior comment 1 and note further that you undertook to timely file an amendment to your Form 10-K. As such amendment has yet to be filed, please provide us with a better understanding of your interpretation of the term "timely." We may have further comment.

Mr. Sterling H. McDonald
Evolution Petroleum Corporation
April 3, 2009
Page 2

Amended Schedule 14A filed November 4, 2008

Short Term Incentive Bonus, page 11

2.   We note your response to our prior comment 3 and reissue the comment in part.
        Please provide the targets for each of your quantitative corporate goals, including
        operational improvements, value addition, and liquidity goals in addition to a
        description of the specific levels of achievement of each named executive officer
        relative to the targets. Further, provide any additional information pertaining to
        each individual's performance that the compensation committee considered in
        determining specific payout levels for 2008. See Item 402(b)(1) of Regulation S-
        K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        Please contact Douglas Brown at (202) 551-3265, John Madison at (202) 551-
3296 or me at (202) 551-3745 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director